

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2024

Paul Goode
Chief Executive Officer
Glucotrack, Inc.
301 Rte. 17 North, Ste. 800,
Rutherford, NJ 07070

      Re: Glucotrack, Inc.
           Registration Statement on Form S-3
           Filed September 23, 2024
           File No. 333-282297

Dear Paul Goode:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Juan Grana at 202-551-6034 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services

cc: Howard Hirsch, Esq.